EXHIBIT 3

Media release

24 July 2003

Response to market speculation regarding Hospitals business

During the past nine months Mayne has received enquiries regarding sale opportunities in relation to its Hospitals business. Mayne has no financial or operational necessity to enter into any sale arrangements for its Hospitals division.

Mayne has previously indicated that it is committed to a turnaround strategy for its Hospitals, which in the first half of the 2003 financial year showed a substantial increase in operating margins on the previous six months. On 2 June 2003, Mayne informed the Australian Stock Exchange that this division continued to show a progressive improvement in performance.

Discussions in relation to these enquiries continue with a number of parties. These discussions will allow Mayne to determine how to maximise shareholder value from the Hospitals, either through continuing to operate the improving business or from divestment.

None of the discussions have reached a stage where further disclosure would be appropriate.

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For further information contact:

Media enquiries:	Investor enquiries:
Rob Tassie	Larry Hamson
General Manager Public Affairs	Investor Relations Manager
Phone: 03 9868 0886	Phone: 03 9868 0380
Mobile: 0411 126 455	Mobile: 0407 335 907